Exhibit 99.1

Scotiabank Announces Impact of Restructuring Charge on Second Quarter 2016 Results
TORONTO, ON--(Marketwired – May 2, 2016) – Scotiabank (TSX: BNS) (NYSE: BNS) today announced that as part of its strategic efforts to enhance customer experience, drive a digital transformation and improve its productivity, the Bank will record a restructuring charge of approximately $275 million ($375 million pre-tax) or $0.22 per share in the second quarter 2016.  These strategic efforts will better position the Bank for long-term growth.
Further details on the expected timing and amount of associated benefits will be provided with the release of Scotiabank’s second quarter results on May 31, 2016.
About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of $920 billion (as at January 31, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired.

For further information, please contact:

Investors:
Jake Lawrence
Senior Vice President, Investor Relations
Scotiabank
jake.lawrence@scotiabank.com
(416) 866-5712

Media:
Heather Armstrong
Director, Public, Corporate and Government Affairs
Scotiabank
heather.armstrong@scotiabank.com
(416) 933-3250